# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/03/2025
Amends the filing with accession number 0001415889-25-020768
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 5 Covington Drive, Englewood, Colorado (CO), 80113, 2063894533; Brad Handler, 3621 21st Street, Boulder, Colorado (CO), 80304, 2063894533

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 22,218; shared voting power 515,764; sole dispositive power 22,218; shared dispositive power 515,764; aggregate amount beneficially owned 537,982 (4.3% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 22,218 shares of Class A common stock held of record by Brent Handler.
  (2) The amount reported in rows 8 and 10 consists of (i) 496,905 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which Brent Handler serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which Brent Handler serves as a trustee.
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469.941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.
- Bradley A. Handler (CIK 0001907661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 481,235; sole dispositive power 0; shared dispositive power 481,235; aggregate amount beneficially owned 481,235 (3.8% of the class)
  Comment: (1) The amount reported in rows 8 and 10 consists of (i) 481,235 shares of Class A common stock held of record by Handler Revocable Trust for which Bradley Handler serves as a trustee and (ii) 334,497 shares of Class A common stock held of record by the HFIN 2020 Trust for which Bradley Handler is the beneficiary.
  (2) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469,941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment: This Amendment No. 1 (the "Amendment"), which supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 31, 2025, as amended (the "Original Schedule 13D") filed on behalf of Brent Handler and Bradley Handler, collectively referred to herein as the "Reporting Persons", relating to the Class A Common Stock, par value $0.0001 per share ("Shares"), of Inspirato Incorporated, a Delaware corporation (the "Issuer" or "Inspirato"). The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

As previously disclosed, the Reporting Persons have delivered to the Issuer a demand, pursuant to Section 220 of the Delaware General Corporation Law, to inspect certain books and records of the Issuer (the "220 Demand") to allow the Reporting Persons to investigate the actions of the Issuer's senior management and board of directors pertaining to the Issuer's proposed merger with Buyerlink, Inc. (the "Proposed Merger") and the related transactions described in the Issuer's preliminary proxy statement filed on July 25, 2025.

As of the date hereof, the 220 Demand is still pending, and the Reporting Persons have not yet received substantive responsive materials.

On August 29, 2025, the Issuer filed a definitive proxy statement related to the Proposed Merger (the "Proxy Statement"). After a careful review of the Proxy Statement, the Reporting Persons remain skeptical of the value of this combination for existing stockholders of the Issuer. The ISPO brand stands for luxury travel experiences all around the world for its members. We do not see how a business such as Buyerlink that is in a highly competitive industry that is facing a transformation in search engine based advertising provides any benefits for ISPO stockholders.

The Reporting Persons have also reviewed the public presentation of the Issuer's largest minority stockholder (the "Stockholder Presentation") and have significant concerns with the issues that were flagged in such Stockholder Presentation. In particular, based on a review of the Proxy Statement and the Stockholder Presentation, we have significant concerns regarding the process conducted by lnspirato and its board of directors in agreeing to the Proposed Merger with an entity wholly-owned by Payam Zamani and whether such process was conducted in an appropriate manner to obtain the highest value for all stockholders of lnspirato.

Given the current facts as presented in the Proxy Statement, we intend to vote against the Proposed Merger. In stating our opposition to this deal publicly, we mean only to attempt to educate other lnspirato investors, including holders of the approximately 66% of outstanding shares as of the record date not subject to a voting agreement, in the hope that they will agree with our analysis and vote against this deal as currently structured.

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (09/03/2025)
- Bradley A. Handler: /s/ Bradley A. Handler, Bradley A. Handler (09/03/2025)